UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                    LOEWS CINEPLEX ENTERTAINMENT CORPORATION
-------------------------------------------------------------------------------
                          (formerly LTM Holdings Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   54023-10-0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Clifford L. Michel, Esq.
                               Cahill Gordon & Reindel
                               80 Pine Street, New York, NY 10005
                               (212) 701-3200
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST - 06-6455069
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) / /

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                       N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States (Connecticut)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           _____________________________________________


                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          /X/


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       00

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE CHARLES R. BRONFMAN DISCRETIONARY TRUST - 06-6438247
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                                       N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                          / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States (Connecticut)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF                       1,918,907
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,918,907
                           _____________________________________________


                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,918,907

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           /X/

             Excludes 4,000 Class B Non-Voting Common Shares
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      3.28%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       00

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              THE CHARLES BRONFMAN TRUST - 98-6048671
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (New York)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

       NUMBER OF                       1,000,000
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,000,000
                           _____________________________________________


                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.71%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                                       00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              THE CHARLES R. BRONFMAN TRUST - 98-6048672
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (New York)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

       NUMBER OF                       1,000,000
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,000,000
                           _____________________________________________


                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.71%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                                       00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          CHARLES ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                               3,918,907
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                              3,918,907

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,918,907

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                          /X/

          Excludes 9,926 shares of Common Stock owned by Mr. Bronfman's wife.
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.69%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                        SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE PHYLLIS LAMBERT FOUNDATION
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       31,410
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       31,410
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     31,410

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.05%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          E. LEO KOLBER
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       350,309
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     350,309

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            /X/

            Excludes 7,500 shares of Common Stock owned by Sen Kolber's wife.
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.60%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          BOJIL EQUITIES INC.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                               British West Indies
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       350,309
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER     / /

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     350,309

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.60%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          LOUIS LUDWICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) / /

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                        / /



-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          ARNOLD M. LUDWICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       23,377
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       23,377
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     23,377

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                        / /



-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.04%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

Item 1. Security and Issuer.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

Item 2. Identity and Background.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998, except as follows:

     By reason o the transactions discussed below, The Charles R. Bronfman Discretionary Trust and Arnold M. Ludwick have become members of the Claridge Group (as defined in the initial Statement on Schedule 13D) and, effective upon the filing of this amendment, The Charles Rosner Bronfman Discretionary Trust and Louis Ludwick have ceased to be members of the Claridge Group. Information with respect to the new members is as follows:

     1. Charles R. Bronfman Discretionary Trust - a United States trust organized under the laws of the State of Connecticut, with its principal purpose being to invest in securities and other business interests. Its principal business and office address is c/o Bergman, Horowitz & Reynolds, 157 Church Street, New Haven, CT 06502. The sole trustee of this trust is Bruce I. Judelson, a United States citizen. Mr. Judelson is a partner of Bergman, Horowitz & Reynolds (attorneys). This trust is for the benefit of Charles Rosner Bronfman.

     2. Arnold M. Ludwick - a Canadian citizen whose principal business and occupation is Vice Chairman of Claridge Inc. (investments), 1170 Peel Street, 8th Floor, Montreal, Quebec, Canada H3B 4P2.

Item 3. Source and Amount of Funds or Other Consideration.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998, except as follows:

     On December 17, 1998, in a restructuring of ownership interests, all the assets and liabilities of The Charles Rosner Bronfman Discretionary Trust were transferred to The Charles R. Bronfman Discretionary Trust. Similarly, on December 9, 1998 Louis Ludwick sold his entire holding of 23,477 shares of Common Stock directly to his father, Arnold M. Ludwick, for approximately $253,830 ($10.81 per share) in a private transaction. Such transaction was effected on behalf of Mr. Ludwick by a wholly owned corporation with personal funds. The Charles R. Bronfman Discretionary Trust and Arnold M. Ludwick are "permitted transferees" under the Stockholders Agreement.

Item 4. Purpose of the Transaction.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

Item 5. Interest in Securities in Cineplex.

     (a)-(b) At the close of business on December 31, 1998, the members of the Claridge Group beneficially owned, directly and indirectly, an aggregate of 4,324,003 shares of Common Stock representing approximately 7.40% of the outstanding Common Stock. The wives of Mr. Bronfman and Sen. Kolber own an additional 17,426 shares of Common Stock (0.30) in the aggregate, as to which beneficial ownership is disclaimed by Mr. Bronfman and Sen. Kolber. The ownership of each member of the Claridge Group is set forth in the following table:

           Shareholder             Common Stock                      %

The Charles R. Bronfman              1,918,907                      3.28
Discretionary Trust

The Charles Bronfman Trust           1,000,000                      1.71

The Charles R. Bronfman Trust        1,000,000                      1.71

           Shareholder             Common Stock                      %

The Phyllis Lambert Foundation         31,410                       0.05

Bojil Equities Inc.                   350,309                       0.60

Charles Rosner Bronfman(1)          3,918,907                       6.69

E. Leo Kolber(2)                      350,309                       0.60

Arnold M. Ludwick(3)                   23,377                       0.04


     The foregoing percentages are based on 58,538,646 shares of Common Stock outstanding on November 30, 1998. The Charles Rosner Bronfman Discretionary Trust also own 4,000 shares of Class B Non-Voting Common Shares or approximately 4.76% of such class, with the balance of such class being owned by Universal Studios. The shares of Class B Non-Voting Common shares are convertible into shares of Common Stock on a share for share basis in certain circumstances.

     The Seagram Company Ltd. owns indirectly approximately 84% of the outstanding voting equity of Universal Studios Inc. Based on the most recent publicly available information related to Seagram: (i) descendants of the late Samuel Bronfman and trusts established for their benefit (the "Bronfman Trusts") beneficially owned, directly or indirectly, an aggregate of 119,923,229 of the then outstanding common shares of Seagram ("Seagram Shares"), constituting approximately 30.22% of the then outstanding Seagram Shares, which amount includes the approximately 13.98% of the then outstanding Seagram Shares owned by trusts established for the benefit of Charles R. Bronfman and his descendants and (ii) pursuant to two voting trust agreements, Charles R. Bronfman serves as the voting trustee for approximately 29.22% of the then outstanding Seagram Shares and a voting trustee for approximately 0.63% the then outstanding Seagram Shares, which shares are beneficially owned by the Bronfman Trusts and certain other entities.

     (c) Unchanged from the initial Statement on Schedule 13D dated May 20, 1998, except as set forth in Item 3 of this amendment

     (d)-(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Securities of Cineplex.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

----------

1    Reflects (i) 1,918,907 Common Shares owned by The Charles R. Bronfman
Discretionary Trust, (ii) 1,000,000 Common Shares owned by The Charles R. Bronfman Trust, and (iii) 1,000,000 Common Shares owned by The Charles Bronfman Trust. Excludes 9,926 Common Shares owned by Mr. Bronfman's wife. Mr. Bronfman disclaims all beneficial interest in and to the shares owned by his wife.

2     Reflects 350,309 shares of Common Stock owned by Bojil Equities as to which Sen. Kolber holds all voting rights. Excludes 7,500 shares of Common Stock owned by Sen. Kolber's wife. Sen. Kolber disclaims all beneficial interest in and to the shares owned by his wife.

3     Reflects shares held by Ayemel Canada Inc., a corporation wholly owned by
Mr. Ludwick.

Item 7. Material to be Filed as Exhibits.

     The following exhibits are filed with this Amendment:

1.   Power of attorney for The Charles R. Bronfman Discretionary Trust.

2.   Power of attorney for Arnold M. Ludwick.*

-------------------------

* Incorporated by reference to power of attorney previously filed with the SEC in respect of a Schedule 13D filed concerning Cineplex Odeon Corporation.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 14, 1999



                          THE CHARLES R. BRONFMAN DISCRETIONARY TRUST

                          THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST

                          THE CHARLES R. BRONFMAN TRUST

                          THE CHARLES BRONFMAN TRUST

                          CHARLES ROSNER BRONFMAN

                          THE PHYLLIS LAMBERT FOUNDATION

                          BOJIL EQUITIES INC.

                          E. LEO KOLBER

                          LOUIS LUDWICK

                          ARNOLD M. LUDWICK




                          By:  /s/ Michel Boucher
                               ---------------------------------------
                               Michel Boucher
                               Attorney-in-Fact

                                                                       Exhibit 1

                                POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS THAT the undersigned, solely in the undersigned's capacity as a trustee of the Charles R. Bronfman Discretionary Trust, hereby constitutes and appoints MICHEL BOUCHER and ANDREW J. PARSONS and each of them severally, as the undersigned's true and lawful attorneys and agents, with power to act with or without the others and with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under Section 13 or
Section 16 of the United States Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements thereunder, or any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under any comparable laws, rules, regulations and requirements of any foreign jurisdiction, and to file any of the same with the Securities and Exchange Commission and any other appropriate U.S. and foreign regulatory authorities, said attorneys and agents having full power and authority to do and perform in the name and on behalf of the undersigned every act necessary to be done in the premises as fully and as effectually as the undersigned might or could do in person; and the undersigned hereby ratifies and confirms all that said attorneys and agents shall do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has subscribed these presents as of December 17, 1998.



                                 /s/ Bruce I. Judelson
                                 ------------------------------------
                                 Bruce I. Judelson